C E R T I F I C A T E

                  I, Kevin S. Jacobs, hereby certify that I am the duly and acting Assistant Secretary of Stein Roe Institutional Floating Rate Limited Liability Company, a Delaware limited liability company (the "Company") and that the following is a true and correct copy of a certain resolution duly adopted by the Board of Managers of the Company at a meeting duly convened and held on June 20, 2001 in accordance with the By-Laws:

                  RESOLVED, that Section 4.12 of the By-Laws is amended and restated as follows:

                   Controller and Chief Accounting Officer. The controller shall be the officer of the Company primarily responsible for ensuring all expenditures of the Company are reasonable and appropriate. The controller shall be responsible for oversight and maintenance of liquidity and leverage facilities available to the Company and shall have such other duties and powers as may be designated from time to time by the Directors or the president.

                  The chief accounting officer of the Company shall be in charge of its books and accounting records. The chief accounting officer shall be responsible for preparation of financial statements of the Company and shall have such other duties and powers as may be designated from time to time by the Directors or the president.

                  Any assistant controller may perform such duties of the controller as the controller or the Board of Trustees may assign, of the controller.


                  IN WITNESS WHEREOF, I have hereunto set my hand this 20th day of June, 2001.


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                  Assistant Secretary